Exhibit 99.1

PRESS RELEASE

Immatics Appoints Amie Krause as Chief People Officer

Houston, Texas and Tuebingen, Germany, October 27, 2025 – Immatics N.V. (NASDAQ: IMTX, “Immatics” or the “Company”), a clinical-stage biopharmaceutical company and the global leader in precision targeting of PRAME, today announced the appointment of Amie Krause as Chief People Officer (“CPO”) effective October 27, 2025. Ms. Krause brings more than 20 years of experience in shaping culture, leading organizational growth and aligning talent with business strategy, including across global biopharmaceutical companies. In this newly established role, she will lead Immatics’ human resources, focusing on organizational development and operations as the company transitions to commercial stage.

“As we enter our next phase of transforming into a commercial-stage enterprise, we are delighted to welcome Amie. Her experience in building high-performing teams as well as enhancing organizational excellence and efficiency will help position us for continued success as we strengthen our global leadership in precision targeting of PRAME,” said Harpreet Singh, Ph.D., Chief Executive Officer and Co-Founder of Immatics. “Amie is an accomplished leader in aligning people strategy with business outcomes and will be a critical addition to the leadership team as we advance our pipeline of PRAME product candidates and prepare for the commercialization of our lead PRAME cell therapy candidate, anzu-cel, with the goal of providing better options to patients with cancer.”

“Immatics is at a crucial stage in its journey to deliver innovative therapies to patients with cancer. I am honored to be joining at such a transformative time and working alongside a talented team,” added Amie Krause, Chief People Officer of Immatics. “Building on Immatics’ strategic vision and diverse talent, I look forward to fostering a culture that drives organizational excellence and ensures we are ready to deliver on the promise of our PRAME franchise.”

Amie Krause joins Immatics from Dompé, where she served as Chief Human Resources Officer. Prior to that, she was Chief People Officer at Revance Therapeutics. She previously served as Chief People Officer at Atara Biotherapeutics, a cell therapy company. Before Atara, Amie Krause spent over 10 years at Amgen, where she held multiple senior HR roles, including leading initiatives for global commercial operations for the Americas, Europe, Asia, Africa and the Middle East. In addition to her industry experience, Amie Krause serves as an Adjunct Professor at California Lutheran University’s School of Management and a guest lecturer at the University of Southern California and the University of Alabama. Amie holds both a B.S. in business management and an MBA from California Lutheran University.

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About Immatics

Immatics is committed to making a meaningful impact on the lives of patients with cancer. We are the global leader in precision targeting of PRAME, a target expressed in more than 50 cancers. Our cutting-edge science and robust clinical pipeline form the broadest PRAME franchise with the most PRAME indications and modalities, spanning TCR T-cell therapies and TCR bispecifics.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates, you can also follow us on LinkedIn and Instagram.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing of IND, CTA or BLA filings, estimated market opportunities of product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this press release are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

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For more information, please contact:

Media

Trophic Communications

Phone: +49 151 74416179

immatics@trophic.eu

Immatics N.V.

Jordan Silverstein

Head of Strategy

Phone: +1 346 319-3325

InvestorRelations@immatics.com

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